Exhibit 99.1

ITAÚ UNIBANCO CODE OF ETHICS Page 1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly Listed Company NIRE 35300010230

Itaú Unibanco Code of Ethics

Summary

Message from Senior Management

Our Corporate Identity

Corporate governance

Compliance with laws, rules and regulations Work Relations

How we interact with our stakeholders

Clients and users

Shareholders and investors

Suppliers

Competitors

Public sector, political and governmental relations

The third sector

Media

Community

Good faith and our professional conduct

How we manage conflicts of interest

Information and know-how

Relatives and proximity relations

Out-of-office activities and personal relations with clients, suppliers and business partners

Gifts and contributions

Code of Ethics scope, management, and use

Questions and exceptions

Channels for guidance and reporting

Disciplinary actions

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Message from Senior Management

The world is constantly changing. This inexorable truth leads us to continuously reconsider how we relate with society and the market. Therefore we need to foster people's transformative power. This is Our Purpose. What is our goal? We aim to adapt quickly without losing sight of our essence, values and principles. This Code of Ethics contributes, along with our Vision and our corporate culture, which we call Our Way, to describe our most important values – including the value that says “Ethics is Non-negotiable.” We believe that following the guidelines set forth in this Code will help us ensure the integrity, continuity and credibility of Itaú Unibanco. Our Code, previously based on four principles, has become easier to use, more interactive, and divided into four new strategic pillars: “Our Corporate Identity,” “How we interact with our stakeholders,” “Good faith and professional conduct,” and “How we manage conflicts of interest.” These pillars encompass the Code’s guidelines, which have been revised and updated to become clearer and more understandable, without losing their essence.

The Itaú Unibanco Code of Ethics is – and must be – constantly consulted by both managers and employees in our organization. First and foremost, it has an educational purpose that complements the aspect of discipline and allows us to conduct ourselves in a manner that is appropriate and consistent with our values. This document clarifies what conduct is deemed proper and, therefore, necessary, as well as conduct that is deemed inappropriate and, therefore, unacceptable.

Using this Code of Ethics allows us to determine the best behavior and the best decisions, always with the common good in mind.

It expresses our conviction that organizations that strive for longevity do not believe in winning at any cost, and that a company's success depends on its ability to lead with ethics, integrity and responsibility. In other words, for us, ethics come before results. Ethics guides our growth steadfastly and without compromise.

Managers must motivate their teams to know and practice the guidelines in this Code of Ethics and in the associated policies. Above all, management must lead by example, protecting the proper values and practices of conduct, and promoting a healthy environment in which all employees feel free to share their questions and situations, or even to report cases of misconduct.

If everyone strives to consciously follow this Code of Ethics in their daily routines, we are certain that we will continue to build an ever stronger and more ethical company that is a source of pride for all of us.

São Paulo, October 2019.

Candido Botelho Bracher – Chief Executive Officer

Pedro Moreira Salles

Roberto Egydio Setubal

Co-presidents of the Board of Directors

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Our Corporate Identity

We are a company that focuses on client satisfaction, growth and efficiency, based on ethical business conduct, transparency and sustainable development, in all countries where we are present.

Just as the personality traits of a person make him or her an individual, every lasting organization has a corporate identity that makes it unique.

Itaú Unibanco is an organization that prides itself in doing business with integrity and ethics. Therefore, we strive to establish long-lasting relationships with our stakeholders, value the perennial satisfaction of our clients through our products and services, assess the socioenvironmental impacts of our financial activities, conduct business with integrity and transparency, and employ practices that contribute to the creation of shared value.

These traits of the Itaú Unibanco identity are, above all, defined in our organizational culture and in the guidelines and practices summarized below.

Corporate governance

We align the activities, businesses, and operations of the companies that are part of our organization with the Purpose, Vision, Culture and principles laid out in this Code, as well as with the needs of our stakeholders and the other commitments set forth in our policies regarding human resources management, risk management, financial controls, auditing, compliance, internal controls, sustainability, socio-environmental responsibility, and corporate security, including prevention of illegal acts, and information security, among other guidelines.

For more information on the subject, please refer to our policies regarding, Sustainability and Socio-environmental Responsibility, Prevention and Fight Against Illegal Acts, Compliance, and Integrated Operational Risk Management and Internal Controls.

Laws, rules and regulations

We comply with the laws, rules and regulations of the countries in which we do business.

We maintain policies and practices for preventing and fighting all forms of corruption, such as bribery, influence peddling, improper favors, and transnational corruption, as well as money laundering and/or providing financial support to terrorists or committing fraud or other criminal or unlawful acts.

We follow the ethical and self-regulatory guidelines of the business associations to which we are affiliated.

We promote, among our management and employees, the perception that laws, rules and regulations do not address the ethical considerations of every situation. Therefore, we encourage reflection, from an ethical point of view, on how our actions influence our stakeholders, society, and the environment, and not only from a legal perspective.

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Work relations

We respect human rights and the laws that promote diversity. More than a part of our culture and beliefs, we are certain that this contributes to a positive organizational environment, increases creative potential, encourages the creation of value and improves our organizational image. Therefore, we have adopted policies and practices to promote diversity and prevent and combat all discrimination, harassment, prejudice and undignified working conditions, such as child or forced labor.

We provide equal hiring and career advancement opportunities through our recruitment, selection and promotion processes, while seeking to identify the competencies that are most suitable for the position at hand.

Our compensation, promotion and recognition practices are based on meritocracy criteria.

We promote and offer training programs and professional courses, as well as workplace health and safety education.

We guarantee our employees’ right to collective bargaining and to freely pursue political, religious and labor union associations.

How we interact with our stakeholders

During our daily business activities, we interact with many different audiences, including individuals, organizations, and societies, and we perform different roles during these interactions. Among these audiences, we make special mention of our clients, users, shareholders, investors, suppliers, competitors, government agencies, the third sector, the media, our employees, and society.

In every interaction, we seek to share values and actions that will promote the common good and sustainable development. We believe that having shared values is beneficial to all parties involved, ensuring the continuity of their relationships.

For that reason, we encourage dialogue and cooperation with our audiences and seek to harmonize their interests with our own. We welcome their suggestions and criticisms to improve our performance, just as we answer their questions diligently and correctly, and continuously seek to improve our products and services, as well as our relationships. Accordingly, we strive to transform our customer services into opportunities for creating value.

Clients and users

Clients and users are our reason for being. We place them at the center of our activities to identify and meet their needs and expectations, and to constantly improve our actions. This is our way of operating in the banking and services industry. Considering that:

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We must

Respect their freedom of choice by providing them with clear, accurate and timely information so that they may make informed decisions. We are always aware of the fact that the client has the final say on whether or not to acquire or keep a product or service.

Understand our clients’ needs to offer financial information and solutions that will help people and companies maintain a healthy and productive relationship with their monetary assets.

Value our clients’ diversity and understand that this proposition is key for the success of our organization, while paying special attention to offering them products and services that are adequate to their various profiles and objectives.

Use contracts that are easy to understand and that clearly state the rights and duties of each party, and point out and explain any risks, to avoid questions or misunderstandings.

Offer customer service channels that are prepared to attentively listen to our clients and users, and to receive and promptly address their requests, complaints, and suggestions. These channels must also be safe, to protect their privacy and ensure that their data are treated in an ethical manner.

It is unacceptable to

Obtain results at any cost, creating unrealistic expectations about our products or services, or inducing clients and users to make mistakes, thereby downgrading their needs and interests.

Engage in practices such as tie-in sales or other means of forcing or coercing clients into doing business.

Complete the sale of products or services without the definitive and formal agreement of the client.

Disseminate unfounded information, advise or negotiate based on rumors or unreliable or unlawful data, which may lead to losses for the parties involved.

Discriminate, exclude or restrict clients based on gender, culture, ethnicity, race, color, social status, religion, age, marital status, sexual orientation, political or philosophical convictions, permanent or temporary physical characteristics, disabilities, country of origin, or any other reason.

For more information on the subject, please refer to our Institutional Policy on Client Relations and Users of Financial Products and Services.

Shareholders and investors

To preserve the specific interests of shareholders and investors, Itaú Unibanco considers that:

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We must

Provide clear, accurate and objective information to support informed decisions, thereby increasing the company's transparency.

Prepare financial and accounting reports for the regulatory bodies to convey the relevant information in a rigorous and clear manner and support appropriate decision-making.

Adopt transparent, objective and impartial practices to monitor and mitigate conflicts of interest between shareholders, managers and Itaú Unibanco.

Comply with the norms and policies for negotiating the company’s stock and securities, (whether controlling or controlled companies), and for publishing the relevant information in accordance with corporate policies approved by the Board and disclosed publically to the market. Everyone who adheres to these policies is obliged to follow them, regardless of whether the parties are controlling shareholders, managers and their spouses and families, or controlled or related companies.

Prevent the disclosure of confidential and/or restricted information, and prevent any securities transactions based on privileged information, to contribute to a healthy and fair secondary market for the company’s shares.

It is unacceptable to

Close a business deal or conduct an operation in a way that exclusively serves the individual interests of shareholders, managers or third parties, given that such actions constitute an abuse of power.

Be closed to suggestions, criticism or questions made by shareholders or investors, or not respond to them in a prompt, appropriate and professional manner, leaving room for discontent or complaints.

Benefit from privileged information in the purchase or sale of financial assets (stocks, securities, etc.), either directly or through third parties, as this constitutes an abuse of trust.

Take advantage of opportunities or business prospects identified by the Itaú Unibanco companies to benefit from them, to the detriment of shareholders and investors.

Divulge or provide, in a non-equitable manner, any information that is not in the public domain and may influence our investors’ decision making, as this may harm the image of Itaú Unibanco and cause losses to shareholders and investors.

Suppliers

Companies like Itaú Unibanco, along with their suppliers, service providers and business partners, form value chains. Our responsibility is therefore as extensive as our relationship network. Considering that:

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We must

Adopt objective, transparent, honest and impartial criteria in selecting and hiring our suppliers, fostering ethics in all our relationships and never allowing for any kind of favoritism.

Support the sustainable development of suppliers, promoting dignified work conditions, fair competition and compliance with legal, labor, environmental, health and safety requirements, with special emphasis on fighting illegal or criminal practices, including corruption, influence peddling, fraud, money laundering and smuggling, to name a few.

It is unacceptable to

Tolerate any violation of human rights, or undignified labor (such as child labor, forced labor, or similar), unhealthy or dangerous work conditions, physical or psychological abuse, or the hiring of suppliers who do not respect the dignity of their workers or do not promote fair and impartial opportunities.

Maintain business or personal ties with suppliers that may influence decision making and compromise our impartiality.

Share strategic information that may compromise transparency or impartiality in our bidding processes.

For more information on the subject, please refer to our Supplier Relationship Code of Conduct.

Competitors

Competition is essential for clients and users to be able to exercise their freedom of choice. However, we must fight against three types of practices: (1) unfair competition, which uses guile and deceit to favor some companies to the detriment of others; (2) the formation of trusts or cartels, which rig the market, directly harming the buyers of goods or services; and (3) unilateral practices, which are in detriment of competitive dynamics in markets where we have a relevant presence. For this reason:

We must

Comply with the rules of free market and respect the reputation and opinions of our competitors.

Participate in business associations with a spirit of cooperation and the sole goal of improving the sectors of the economy in which we operate.

Respect intellectual property and not use competitor information without their express consent.

It is unacceptable to

Promote and carry out any act of economic espionage or obtain information about a competitor's plans or actions through shady or illegal means.

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Make comments that may affect the image of our competitors or contribute to spreading rumors about them.

Discuss sensitive issues regarding our strategic advantages with our competitors, such as business strategies, competitive advantages, pricing and discount policy, contract terms, costs, market research, marketing strategy, accounting and management results, and the development of new products, services or technologies.

Practice any kind of adjustment in price, production or distribution of products and services, or divide clients or territories, or yet withhold operations, products or services, in detriment of a free and fair competitive environment.

For more information on the subject, please refer to our Corporate Antitrust Policy.

Public sector, political and governmental relations

The relationships and contacts maintained with the public sector and its agents, regardless of their organization, position or hierarchy, require extensive transparency, good faith, and rigorous reporting. For this reason:

We must

Keep our corporate decisions free of any partisan or ideological preferences, so as not to compromise Itaú Unibanco's impartiality.

In all relationships, be aware of possible conflicts of interest, in order to avoid them, as well as of the perception that others may have of our conduct, in order not to bring into question the integrity of Itaú Unibanco.

Limit our partnerships and contributions, such as sponsorships and donations, to actions that benefit the community and aim at improving society, as an active way of exercising our corporate citizenship.

Respect the expression of different opinions and the participation of managers and employees in politics, in a strictly personal manner and provided such practices do not explicitly represent the position of Itaú Unibanco nor constitute a veiled form of institutional support.

It is unacceptable to

Pursue personal interests to the detriment of the common good, or contribute to the private appropriation of public resources, given that these practices are detrimental to our general interests and jeopardize the reputation of Itaú Unibanco.

Bribe authorities, public servants, public service licensees or candidates for elected office with gifts or undue benefits, whether to facilitate or defraud business dealings or bidding processes, or to encourage them to fulfill their legal obligations or expedite routine tasks. Such practices constitute forms of corruption and are considered criminal offenses.

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Show any kind of corporate preference through actions and statements of a political nature, which may impact relations that must remain strictly commercial.

Make contributions, directly or indirectly, through any company of the Conglomerate, either in Brazil or abroad, to political campaigns, candidates to public office, or political parties.

Condition eventual contributions (sponsorships, donations, etc.) to receiving benefits for Itaú Unibanco, for oneself, or for third parties.

For more information on the subject, please refer to our Government and Institutional Relations Policy.

The third sector

Itaú Unibanco’s relationship with this sector is one of the most important aspects of our corporate citizenship, insofar as it associates economic power to social investments, and strives to build a society that is more equitable in the opportunities it provides. For this reason:

We must

Build partnerships aimed at promoting the sustainable development of society in a manner that does not compromise the ability of future generations to meet their own needs, within the limits of local legislation and in compliance with our corporate guidelines.

Use sponsorships and donations for the social, economic, educational, cultural and environmental development of the communities with which we are associated.

Support and encourage the social actions that Itaú Unibanco is already undertaking through its institutes and foundations.

It is unacceptable to

Form partnerships with or make contributions, such as sponsorships and donations, to third sector organizations based on relationships that are either personal or run contrary to the law or our corporate guidelines.

Carry out social investment actions with the sole purpose of advancing the company's business interests.

Condition social investments to the purchase of products or services provided by Itaú Unibanco.

For more information on the subject, please refer to our Policy on Foundations and Institutes Governance.

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Media

We realize that mass media is the first line of defense in protecting freedom of speech, the public interest and the plurality of opinions, all of which are essential values in the country’s democracy. Considering that:

We must

Maintain an honest and independent relationship with the media, with the clear goal of helping communication outlets fulfill their purpose of correctly informing the public.

Request assistance from the Corporate Communications and Government Relations Departments before participating in interviews and media programs connected to Itaú Unibanco's activities, in order to avoid misunderstandings.

It is unacceptable to

Release any information about Itaú Unibanco, or in the name of the company or its employees, through personal conversations, telephone, e-mail or social networks, with the goal of promoting news on the press or through influencers and opinion makers, without first consulting with Corporate Communications, as these situations may pose a risk to Itaú Unibanco’s image and reputation, and cause misunderstandings with our stakeholders.

For more information on the subject, please refer to our Press Relations and Participation in Awards and Recognitions Policy.

Community

As a financial institution, we recognize our role as an agent for transformation and promotion of local development. We conduct ourselves in the communities where we are present by extending local access to financial services and focusing our social investments, guided by our social, economic and environmental pillars. For this reason:

We must

Promote ethics and transparency in the projects conducted by the institutions and individuals with whom we interact.

Participate in the public policy discussions more closely related to the needs of the local population, to disseminate high social impact initiatives with good potential for implementing in scale.

Participate in discussions, events and initiatives that contribute to improving and strengthening the community, helping develop social programs that are a good fit for the local conditions.

It is unacceptable to

Neglect or hinder local development, failing to exercise our role as an agent of transformation.

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Good faith and our professional conduct

All of our actions should be carried out in good faith, and we must take responsibility for our actions and choices. For that reason, we must treat others with the fairness they expect; we must be responsible for our actions and choices; and we must provide proof of the honesty of our intentions, helping establish an environment of trust without which no business can last.

Additionally, to stand out in a highly competitive market, the services we provide must meet the highest quality standards. Such standards, however, depend on the continuous improvement of the work processes that support them, and on a motivating, collaborative and respectful work environment. Therefore, to maintain Itaú Unibanco's credibility and validate our trustworthiness:

We must

Practice dialogue, which means being open to diverging constructive opinions, as this fosters a more pleasant work environment, favors good social relations, engenders new points of view and multiplies opportunities for collaboration and innovation.

Give due recognition to the ideas and accomplishments of coworkers, in order to honor their work and safeguard what is rightfully theirs.

Promote relationships based on cooperation, respect for human dignity and equal treatment, thereby contributing to a work environment that fosters growth and healthy interactions, in order to maintain a cordial climate of collaboration. In internal relations, especially between management and employees, we must promote interactions that are based on trust, cooperation and mutual respect, abiding by the labor regulations to avoid excesses, unnecessary impositions and embarrassments.

Value diversity in all our relationships, effectively promoting the right to be different and contributing to an environment in which people may act according to their individual values, without prejudice of institutional values.

For more information on the subject, please refer to our Diversity Policy.

Share non-confidential information that may help keep others’ actions or decisions from becoming compromised.

Learn from our mistakes, acknowledging them and proposing measures to prevent their recurrence, given their potential to cause problems for coworkers and for Itaú Unibanco.

Perform our work conscientiously, diligently and with integrity, while safeguarding the interests of Itaú Unibanco.

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Know and abide by laws, regulations, and corporate policies and procedures, and remain upto-date with the required training and certifications applicable to our work routine.

Care for the company’s facilities, resources, equipment, machines, materials, and tools, only using them for personal purposes in case of emergency and with extreme moderation.

Make responsible use of the corporate credit card and other benefits provided, such as medical and dental plans, banking products and services, meal, transportation and parking vouchers, and recreation facilities, to name a few, strictly observing the rules and a willingness to collaborate.

Respect the right to freedom of political and religious association, as well as the right to unionize, complying with labor conventions and union agreements, and abiding by labor rights and obligations.

Follow sustainable consumption guidelines by not wasting resources, such as water, power, paper, disposables, office supplies, fuel and other materials, to protect the environment and also recycle whenever possible.

Support and respect optional and voluntary participation in fundraisers and collection drives to purchase presents for coworkers or throw company parties, secret Santa gatherings or donation campaigns, while keeping the amounts donated confidential to maintain a healthy and friendly work environment. We recommend being prudent and sensible about the amount of money collected, in order to avoid excesses, suspicions and gossip.

Avoid organizing raffles, betting pools or games with prizes.

Inform our direct supervisors of any intention to run for public office, at least three months prior to filing a candidacy, to minimize disruption to the provision of services.

Avoid losing control of personal finances, as this may lead to moral, psychological, and social problems. We should manage our personal and family finances prudently and responsibly, using financial resources conscientiously.

Base our investments, financing and loans on public information, abiding by the law and political restrictions, as per internal policies, standards, and procedures that prohibit the use of privileged information.

Communicate any breach of this Code and related corporate policies to management, or through appropriate channels, demonstrating vigilance and a spirit of cooperation with Itaú Unibanco.

It is unacceptable to

Cause others to incur a loss or mislead them into error, even if this benefits Itaú Unibanco.

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Present personal ideas, opinions and preferences as if they were those of Itaú Unibanco, its managers or employees, as this undermines trust and the fostering of a collaborative environment.

Use Itaú Unibanco’s name or one’s position, and consequently one’s influence, to obtain benefits or advantages of any kind for oneself or third parties, thereby putting one’s own reputation and that of the company at risk.

Discriminate or connive in discrimination against anyone based on gender, culture, ethnicity, race, color, social status, religion, age, marital status, sexual orientation, political or philosophical convictions, permanent or temporary physical characteristics, disabilities, or any other reason, for this would be an act of intolerance and a harm to their dignity.

Practice or tolerate moral or sexual harassment, which damages the personal integrity of the victims, results in legal consequences and creates a toxic work environment.

Engage in bullying, which causes psychological harm to the victim and hurts workplace relations.

Censor the freedom of expression of managers, employees or any other stakeholder, as this restricts the availability and flow of ideas and opportunities, while also harming personal relations.

Punish or retaliate against anyone for reporting to the appropriate channels any instance of harassment, discrimination, abuse of power, favoritism, or any other breach of this Code and related corporate policies, as this would create a climate of persecution, fear and mistrust.

Carry out personal business using Itaú Unibanco’s information, or to the detriment of one’s own responsibilities as an employee.

Buy or sell from/to other managers or employee’s goods or services while at Itaú Unibanco facilities, for financial gain for oneself or third parties, in order to avoid wasting productive time and embarrassing colleagues.

Solicit from or give loans to colleagues, as this may lead to misunderstandings and be detrimental to a good work environment.

Spread rumors and ill-intentioned comments about coworkers, competitors, clients, suppliers or business partners, which could be disconcerting and embarrassing, or even lead to retaliation against oneself and Itaú Unibanco.

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Use social networks or any other means of communication external to Itaú Unibanco to convey confidential information or share work-related images or information that may compromise the safety, reputation and image of Itaú Unibanco and its management and employees, or of third parties.

Talk to the press in the name of Itaú Unibanco or any of its companies, by any means, without prior authorization; only authorized personnel are prepared to properly interact with the media.

For more information on the subject, please refer to our Press Relations and Participation in Awards and Recognitions Policy.

Practice or tolerate business transactions or operations, or fail to comply with internal safety procedures, that may contribute or lead to unlawful or criminal acts (including cross-border activities), such as corruption, bribery, money laundering, funding terrorism, or fraud, as this would break the law and expose Itaú Unibanco to severe penalties.

For more information on the subject, please refer to our Corporate Policy for Prevention and Fight Against Illegal Acts and our Anti-corruption Corporate Policy for.

Promote and disseminate contents that run against Itaú Unibanco’s values and guidelines, such as pornographic, prejudiced or illegal content.

Behave inappropriately at company functions and internal celebrations, trips, parties and other company events, including consuming too much alcohol, seeking to preserve healthy work relationships and a positive environment.

Use illegal drugs, jeopardizing Itaú Unibanco’s image and compromising workplace productivity and the work environment.

How we manage conflicts of interest

Conflicts of interest may compromise the unbiased nature of our actions, and jeopardize the reputation of Itaú Unibanco, its managers and employees. Therefore, in order not to abuse the prerogatives of our positions and to avoid practices that could result in personal benefits or provide undue advantages to third parties, we must promptly notify the appropriate channels of all situations that might result in a conflict of interest, as well as request guidance regarding the situation.

For more information on the subject, please refer to our Conflict of Interests Procedure, associated to our Integrity, Ethics and Conduct Corporate Policy.

Information and know-how

We use our information, knowledge and intellectual property for the good of Itaú Unibanco and, when applicable and within given guidelines, for the good of our stakeholders.

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The way we use the available information and know-how (e.g. knowledge, techniques, technologies, methods, systems and software, among others), can lead to positive or negative results, given that the use of such assets can impact both the business and people’s reputations. Therefore, the confidentiality and proper treatment of restricted, classified and internal information is very important both professionally and personally context.  In this sense:

We must

Be diligent in using information safety and cyber safety tools, in order to ensure data confidentiality.

Respect the privacy of our clients, suppliers, stakeholders, and all other audiences with whom we interact or from whom we obtain information, keeping the confidentiality of their records, information, operations and contracted services, so as not to jeopardize the trust we have earned.

Protect and prevent the disclosure of all documents or information that might cause discomfort or losses to people or companies. Make sure that private information only circulates within authorized departments.

Request authorization from officer prior to using non-public information or know-how for external activities or in external publications, such as classes, conferences, speeches, academic papers, books, magazines and social media (social networks, video or photo sharing websites, blogs, etc.), given that the disclosure or distortion of such information may cause financial losses, favor competitors or impact Itaú Unibanco’s image and business in a negative manner.

It is unacceptable to

Use non-public information belonging to Itaú Unibanco, or to any third party, for personal purposes, or divulge them to third parties without requesting prior consent from the owners of the information, or in violation of internal or external regulations, as this may harm Itaú Unibanco and its stakeholders.

Remove copies of documents, processes, methodologies or software from Itaú Unibanco even if they were developed by a manager or an employee in his or her workplace, as this is intellectual property that belongs to the company.

Publish on social networks any non-public information that is the property of Itaú Unibanco or any of its companies, as well as spread rumors or in any way harm the image of managers, employees, Itaú Unibanco itself, or its stakeholders.

For more information on the subject, please refer to our Corporate Policy on Information Security and Cyber Security.

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Relatives and proximity relations

Referring or hiring relatives or closely related persons is permitted; however, if this leads to potential conflicts of interest, the candidates must be evaluated by the management and the Ethics Consultancy channel.

This group includes spouses, blood relatives, relatives by affinity, adopted relatives both ascendant (parents, grandparents, etc.) and descendant (children, grandchildren, etc.), lateral relatives (sisters-in-law, cousins, nephews, sons-in-law, daughters-in-law, etc.), stable partners and affective relationship partners. That being established:

We must

Inform our direct managers and the person responsible for hiring (internal or external) should we want to refer a relative or a close relation person, or even someone who is being transferred or reassigned, so any existence of conflicts and impediments can be identified. If there are any questions regarding a possible conflict of interests, the Ethics Consultancy channel must be informed.

It is unacceptable to

Allow conflicts of interest or the practice of favoritism resulting from a familial or otherwise close relationship with managers or employees.

Allocate people with familial or otherwise close relationships to the same branch or physical location, such as platforms, business centers, digital branches and investment consulting offices

Important: in Brazil, all Relative and proximity relations must be registered at the Intranet.

Out-of-office activities and associations, and personal relations with clients, suppliers and business partners

Any relationships between managers or employees and other companies, activities or individuals may lead to favoritism, which could tarnish or damage reputations.  As a result:

We must

Inform our direct managers about any intention to join or assume roles in societies or other organizations. If there are any questions as to whether the new activity conflicts with our professional activities or with Itaú Unibanco’s activities, we must contact the Ethics Consultancy channel.

Request assistance from the Ethics Consultancy channel before entering into private business transactions or partnerships with companies that are clients, suppliers or business partners of Itaú Unibanco, or with the employees or managers of those companies.

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It is unacceptable to

Hire or maintain relationships with suppliers, service providers or business partners who are related to managers or employees (e.g. family members, business partners, etc.) in such a way as to cause a conflict of interest.

Conduct business or partner with employees or companies that are Itaú Unibanco clients, suppliers, business partners, or competitors, or that maintain any form of relationship with Itaú Unibanco that may lead to conflicts of interest, without previously seeking consent from the Ethics Consultancy channel and complying with corporate guidelines, as this could otherwise raise questions.

Work as a freelancer or as manager, employee, service provider, consultant, advisor, partner, managing partner, investing partner, technical supervisor, etc., at another organization whose activities conflict in any way with the activities of Itaú Unibanco, whether for their nature or because of time demands upon Itaú Unibanco personnel, given that such a situation could create problems and be a distraction.

Gifts and contributions

Out-of-company relationships or business practices may, nowadays, be considered attempts at enticement, or a means of influencing decision makers, both commercially and politically. For example, this may include invitations to meals, gifts, bonuses, prizes, discounts on personal transactions, business or leisure trips, tickets to sporting events, concerts or cultural events, as well as favors of any kind.

Though such benefits may be granted as a means of creating affinity between the parties or improving business relations, they can easily be construed as ways of circumventing the rules or illegitimately advancing business. In view of this delicate issue:

We must

Prohibit the acceptance and offering of such benefits that could, directly or indirectly, create ties or commitments that may be detrimental to the candor of business. Nevertheless, such practices are authorized when standard business practices require the exchange of gifts, provided the limits established by corporate rules pertaining to the subject are observed.

Make contributions on behalf of Itaú Unibanco (sponsorships or donations) in compliance with corporate rules regarding the subject, especially when dealing with the public sector.

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It is unacceptable to

Suggest, offer, give, promise or receive gifts, contributions or favors of any kind to or from government officials, companies in the public, private or third sectors, members of political parties or government bodies, in exchange for or to facilitate Itaú Unibanco’s business, operations or activities, or with the goal of obtaining improper benefits for oneself or third parties.

As a manager or employee of Itaú Unibanco’s Procurement Department, or respective departments in other Conglomerate companies, accept or offer gifts or contributions, of any kind or value, even if small gifts, to avoid raising suspicions.

For more information on the subject, please refer to our Conflict of Interests Procedure, associated to our Integrity, Ethics and Conduct Corporate Policy.

Code of Ethics scope, management and use

The Itaú Unibanco Code of Ethics is a public document. It has been approved by the Board of Directors of Itaú Unibanco Holding S.A. and indiscriminately applies to all managers and employees of the Itaú Unibanco Conglomerate in Brazil and abroad.

Members of the Integrity and Ethics Committee monitor the guidelines of the Itaú Unibanco Code of Ethics and the Integrity, Ethics and Conduct Corporate Policy through the actions of the Corporate Integrity and Ethics Program.

The Corporate Integrity and Ethics Program sets forth the guidelines and processes aimed at ensuring compliance with the Code of Ethics and the principles and values of the Itaú Unibanco Conglomerate.

The Integrity, Ethics and Conduct Corporate Policy, along with its procedures, define the Integrity and Ethics Program and specify the guidelines pertaining to conflicts of interest.

Rules that are more restrictive than those set forth in this Code of Ethics may be adopted by the departments and companies belonging to the Itaú Unibanco Conglomerate.

In the international units, the specific local policies related to the subjects covered in this Code must be consulted and observed

Every Itaú Unibanco Conglomerate manager and/or employee must adhere annually to the terms of the Corporate Integrity Policy.

The Audit Committee monitors the activities of the Integrity and Ethics Program.

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Questions and exceptions

Questions and issues of assessment of exceptions regarding the subjects addressed by this

Code of Ethics and by the Integrity, Ethics and Conduct Corporate

Policy, as well as their procedures, must be submitted to the following e-mail address:

•	In Brazil: Ethics

channel (COMITE DE INTEGRIDADE E ETICA / comitedeintegridadeeetica@itau-unibanco.com.br)

•	In the International Units: local channels are listed in the addendum of the Code of Ethics for each unit.

Channels for guidance and reporting

The commitment of each and every one of us to comply with the guidelines set forth in this Code of Ethics is the foundation of the stability and continuity of Itaú Unibanco. This means that, whenever we encounter a breach or a suspected breach of a guideline, law or regulation, we must promptly report it to the appropriate channels, according to the following conditions:

•	The investigation of the breach will be kept confidential;
•	Anonymity will be guaranteed if so desired;
•	The investigation will be impartial and independent;
•	Unfounded or inconsistent reports or accusations will be disregarded;
•	People who make accusations in bad faith and with the intent of harming others will be subject to disciplinary actions; and
•	Disciplinary actions have been put in place to prevent any form of retaliation.

Problems or situations that have not been addressed by this Code of Ethics may arise and will be analyzed on a case to case basis. If you have any questions, please ask!

For more information regarding help and reporting channels, informant protection policies and disciplinary actions, please see the Integrity, Ethics and Conduct Corporate Policy, available at the intranet of the Itaú Unibanco Conglomerate companies and on the Investor Relations website: itau.com.br/relacoes-com-investidores.

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Channel	Subjects	Contacts
Ethics Consultancy

Questions about:

▪Itaú Unibanco Code of Ethics;

▪Conflicts of interest;

▪Ethical dilemmas;

▪Integrity, Ethics and Conduct Corporate Policy;

▪Procedure for conflicts of interest; and

▪Corporate Corruption Prevention Policy.

•Internal email: COMITE DE INTEGRIDADE E ETICA •External email: comitedeintegridadeeetica@itauunibanco.com.br
Ombudsman Superintendence	Incidents – suspicions, reports and complaints, etc., about: ▪ Interpersonal conflicts and conflicts of interest in the workplace.

•IU Connect: App Launcher > Ombudsman >

Report Incident

•Corporate Portal: Made for me › Ombudsman › Contact us

•Telephone: 0800 721 4040.

•Internal email: Ombudsman

•External emails:

ombudsman@ombudsman.itau-unibanco.com.br or ombudsman.itub@terra.com.br

•Personal contact information:

Inspector’s Superintendence

Questions, suspicions and reports:

▪Electronic channel fraud;

▪Document fraud of any kind;

▪Acts of corruption and bribery;

▪Theft and robbery of units and branches, clients and employees;

▪Burglary in general;

▪Kidnapping for ransom;

▪Information, physical, personal and asset security incidents; and

▪Inappropriate conduct by the managers and employees.

•Telephone: 0800 723 0010 and 0300 100 0341

•Internal email: Inspetoria

•External emails: inspetoria@itauunibanco.com.br and

fornecedores_relatos@itau-unibanco.com.br;

•Website: https://www.itau.com.br/atendimentoitau/para-voce/denuncia/

•Internal mail: Gerência de Inspetoria/São Paulo;

•Address:

A/C Inspetoria

Av. Hugo Beolchi, 900 – Torre Eudoro Villela, piso -1 – São Paulo – SP – CEP:

04310-030

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Audit Committee	Questions and reports about: ▪Non-compliance with laws or regulations; ▪Auditing, accounting and internal controls fraud and errors.

•Internal email: COMITE AUDITORIA

•External email:

comite.auditoria@itau-unibanco.com.br

•Mail:

A/C Comitê de Auditoria Itaú Unibanco Holding S.A. Praça Alfredo Egydio de Souza Aranha, 100 – Torre Olavo Setubal,

9º Andar

São Paulo – SP – CEP: 04344-902.

Control Room	Questions about personal investments related to: ▪ Securities of any Conglomerate company or of other companies.	• Internal email: CONTROL ROOM MONITORING

Disciplinary actions

Failure to comply with the guidelines provided in this Code of Ethics and the Integrity, Ethics and Conduct Corporate Policy, as well as their procedures and other internal policies, may result in administrative penalties established by the internal regulation of the Itaú Unibanco Conglomerate.